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                              August 3, 2023

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed July 27, 2023
                                                            File No. 333-269469

       Dear Kelvin Ang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1 filed July 27,
2023

       Exhibits

   1.                                                   Refer to Exhibit 5.2.
Please file a revised exhibit that includes counsel's consent. Also, the last sentence of
the opinion appears to constitute an impermissible limitation. Please revise to delete that
sentence. Further, paragraph 10 states that the counsel's opinion is that the "Relevant
Statements" are fairly summarized. Revise to state that those statements are
counsel's opinion.

              You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
       you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other
 Kelvin Ang
FBS Global Limited
August 3, 2023
Page 2

questions.



                                    Sincerely,
FirstName LastNameKelvin Ang
                                    Division of Corporation Finance
Comapany NameFBS Global Limited
                                    Office of Manufacturing
August 3, 2023 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName